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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1 )*

                              TGC Industries, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   872417308
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                   04/22/2006
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

      Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

            |X|   Rule 13d-1(b)

            |_|   Rule 13d-1(c)

            |_|   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

CUSIP No.                             13G                      Page 2 of 7 Pages

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

      Rice Hall James & Associates, LLC (Rice Hall James); RHJ Management Company LLC (RHJMC); and David P. Tessmer, employee, Rice Hall James

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

      (a) |_| (b) |X| Group disclaimed

--------------------------------------------------------------------------------
3 SEC USE ONLY


--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware

--------------------------------------------------------------------------------
               5    SOLE VOTING POWER

                    692,112 Shares
               -----------------------------------------------------------------
  NUMBER OF    6    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0 Shares
  OWNED BY     -----------------------------------------------------------------
    EACH       7    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           692,112 Shares
    WITH:       ----------------------------------------------------------------
               8    SHARED DISPOSITIVE POWER

                    0 Shares
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      692,112 shares (686,377 for Rice Hall James and
      5,775 for David P. Tessmer)
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)                                                     |_|

--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      4.8%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      IA, OO  (Rice Hall James & Associates, LLC and RHJ Management Company)
      IN      (David P. tessmer)
--------------------------------------------------------------------------------

CUSIP No. 872417308                   13G                      Page 3 of 7 Pages


Item 1(a).  Name of Issuer:

      TGC Industries, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

      1304 Summit, Suite 2, Plano, Texas 75074

Item 2(a).  Name of Person Filing:

      Rice Hall James & Associates, LLC;
      RHJ Management Company LLC; and
      David P. Tesmer, employee of Rice Hall James & Associates, LLC.

This statement is being filed by (i) Rice Hall James & Associates, LLC, a Delaware limited liability company and registered investment adviser ("IA") and
(ii) RHJ Management Company, LLC, a Delaware limited liability company ("RHJMC") (collectively, the "Reporting Persons"). RHJMC controls IA by virtue of its position as the majority member of IA.

IA's beneficial ownership of the Common Stock is direct as a result of IA's discretionary authority to buy, sell, and vote shares of such Common Stock for its investment avdvisory clients. The beneficial ownership by RHJMC of Common Stock is indirect as a result of its control of IA.

The beneficial ownership of RHJMC is reported solely because RUles 13d-1(a) and
(b) under the Securities Exchange Act of 1934, as amended, require any person who is "directly or indirectly" the beneficial owner of more than five percent of any equity security of a specified class to file a schedule 13G within the specified time period. The answers in blocks 5, 7, 9 and 11 above and in responses to item 4 by RHJMC are given on the basis of the "indirect" beneficial ownership referred to in such Rule, based on the direct beneficial ownership of Common Stock by IA and the relationship of RHJMC to IA referred to above.

Information with respect to each Reporting Person is given soley by the respective Reporting Person, and no Reporting Person undertakes herby any responsibility for the accuracy or completeness of such information concerning any other Reporting Person.

Item 2(b).  Address of Principal Business Office, or if None, Residence:

      600 W. Broadway, Suite 1000
      San Diego, CA  92101

      Residence of David P. Tessmer:
      6116 Tamilynn St., San Diego, CA  92122

Item 2(c).  Citizenship:

      IA is a Delaware limited liability company.
      RJHMC is a Delaware limited liability company.
      David P. Tessmer is a US Citizen.


Item 2(d).  Title of Class of Securities:

      Common Stock

Item 2(e).  CUSIP Number:

      872417308

CUSIP No. 872417308                    13G                     Page 4 of 7 Pages


Item 3. If this statement is filed pursuant to ss.240.13d-1(b), or 240.13d-2 (b) or (c), check whether the person filing is a:

      (a) |_| Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

      (b)   |_| Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

      (c) |_| Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

      (d) |_| Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

      (e)   |X| An investment adviser in accordance with ss.240.13d-1(b)(1)
            (ii)(E);

      (f) |_| An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

      (g) |X| A parent holding company or control person in accordance with ss. 240.13d-1(b)(1)(ii)(G);

      (h) |_| A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12U.S.C. 1813);

      (i) |_| A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

      (j)   |_| Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

CUSIP No. 872417308                    13G                     Page 5 of 7 Pages


Item 4.     Ownership.

      Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

      (a)   Amount beneficially owned: 692,112 Shares.

      (b)   Percent of class: 4.8%.

      (c)   Number of shares as to which such person has:

            (i)   Sole power to vote or to direct the vote 692,112 shares.


            (ii)  Shared power to vote or to direct the vote 0 shares.


            (iii) Sole power to dispose or to direct the disposition of 692,112 shares.


            (iv) Shared power to dispose or to direct the disposition of 0 shares.

Item 5.     Ownership of Five Percent or Less of a Class.

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].


Item 6.     Ownership of More Than Five Percent on Behalf of Another Person.

      Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

RHJMC is a parent holding company for purposes of the Schedule 13G. IA is the direct subsidiary of RHJMC, and IA acquired the security being reported on by RHJMC. IA is a registered investment adviser. See Exhibit B.

David P. Tessmer is an employee of Rice Hall James & Associates, LLC (IA). His beneficial ownership in the security is via Frances D. Tessmer, the named account holder of the account where the security is held.

Item 8.     Identification and Classification of Members of the Group.

      Not applicable

Item 9.     Notice of Dissolution of Group.

      Not applicable

Item 10.    Certifications.

      (a) The following certification shall be included if the statement is filed pursuant to ss.240.13d-1(b):

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

      (b) The following certification shall be included if the statement is filed pursuant to ss.240.13d-1(c):

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 872417308                    13G                     Page 6 of 7 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 14, 2006


RICE HALL JAMES & ASSOCIATES, LLC


By:     /s/ Donald O. Dempster
        ------------------------------------------
        Donald O. Dempster
        Chief Compliance Officer


RHJ MANAGEMENT COMPANY, LLC


By:     /s/ Kevin T. Hamilton
        ------------------------------------------
        Kevin T. Hamilton
        Manager


David P. Tessmer, employee of Rice Hall James & Associates, LLC
(as beneficial owner of the brokerage account of Frances D. Tessmer)


By:     /s/ David P. Tessmer
        ------------------------------------------
        David P. Tessmer
        Partner, Rice Hall James & Associates

CUSIP No. 872417308                    13G                     Page 7 of 7 Pages


      The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties for whom copies are to be sent.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)